TAHOE RESOURCES ANNOUNCES ELECTION OF DIRECTORS

VANCOUVER, British Columbia – May 12, 2015 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce the nine nominees for the board of directors as listed in the management information circular dated April 7, 2015, were elected.

On Friday, May 8, 2015, at the Annual General Meeting of Shareholders in Vancouver, British Columbia, on a show of hands, Tahoe’s Board Chair declared that each of the following nominees was elected as a director: (Figures noted have been calculated based on the number of shares represented by proxies received.)

Director Name	Votes For		Votes Withheld
	Number	%	Number	%
Alex Black	156,848,691	99.99	9,434.01
Tanya M. Jakusconek	155,912,179	99.40	945,946.60
C. Kevin McArthur	156,502,733	99.77	355,393.23
A. Dan Rovig	156,818,101	99.97	40,024.03
Paul B. Sweeney	156,622,214	99.85	235,912.15
James S. Voorhees	156,848,473	99.99	9,652.01
Drago Kisic Wagner	156,847,272	99.99	10,854.01
Kenneth F. Williamson	156,527,132	99.79	330,993.21
Dr. Klaus Zeitler	143,586,956	91.54	13,271,169	8.46

Technical Reports Filed on SEDAR
In accordance with the requirements of Canadian National Instrument 43-101, the Company has filed the following technical reports on SEDAR (www.sedar.com) and the Company’s website (www.tahoeresourcesinc.com) following completion of the Plan of Arrangement:

  Technical Report on the Shahuindo Heap Leach Project, Cajabamba, Peru, November 9, 2012, prepared by Kappes, Cassiday & Associates and Mine Development Associates for Sulliden Gold Corporation, Ltd. Effective date of the Technical Report and Mineral Reserve Estimate is September 26, 2012. Effective date of the Mineral Resource Estimate is May 17, 2012.
  La Arena Project, Peru, February 27, 2015, prepared by Mining Plus Peru S.A.C. on behalf of Rio Alto Mining Limited. Effective date of the Technical Report, Mineral Resource Estimate and Mineral Reserve Estimate is December 31, 2014.

The Company is currently reviewing drill results and metallurgical work subsequent to the completion of the Shahuindo Technical Report. Tahoe CEO Alex Black stated, “We are looking to optimize several aspects of the project, and we expect to update the Shahuindo reserve estimate by the end of 2015 should this review support an update.”

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO and has received a provisional listing on the Bolsa de Valores in Peru.

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Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking information”). The use of any of the words “expect”, “optimize”, “update” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning: optimizing aspects of the project, and updating the Shahuindo reserve estimate by the end of 2015, if needed.

In respect of the forward-looking statements, Tahoe has provided them in reliance on certain assumptions that they believe are reasonable at this time. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties, many of which are beyond Tahoe’s control. These include, but are not limited to, results of exploration activities and development of mineral properties; the interpretation of drilling results and other geological data; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; receipt of licenses to conduct mining activities; country risks and civil unrest; the timing and possible outcome of pending litigation; delays or changes in plans with respect to exploration or development projects or capital expenditures; cost overruns or unanticipated costs and expenses; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; precious metal prices and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to, mining regulations, tax laws, royalties and environmental regulations; and risks inherent to operating in developing countries.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of the new Tahoe are included in reports on file with applicable securities regulatory authorities, including but not limited to, Tahoe’s Annual Information Form dated March 11, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Tahoe’s SEDAR profile at www.sedar.com and Rio Alto’s Annual Information Form dated March 13, 2015 for the fiscal year ended December 31, 2014 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com.

The forward-looking statements and information contained in this news release are made as of the date hereof and Tahoe does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807